Exhibit 99.1

Intelligent Living Application Group Inc. Announces

First Half 2023 Unaudited Financial Results

Hong Kong, November 30, 2023 (PR Newswire) -- Intelligent Living Application Group Inc. (Nasdaq: ILAG) (the “Company” or “Intelligent Living”), a premium lockset manufacturer and distributor headquartered in Hong Kong, today announced its unaudited financial results for the six months ended June 30, 2023.

First Half 2023 Financial Highlights

●	Revenues were $1,935,641, a 73.6% decrease from $7,342,860 for the six months ended June 30, 2022.

●	Gross profit was $186,746, an 82.3% decrease from $1,055,243 for the six months ended June 30, 2022.

●	Net loss was $2,820,521, an increase of $2,586,790 from net loss of $233,731 for the six months ended June 30, 2022.

●	Loss per basic and fully diluted share was $0.16 per share as compared to loss per basic and fully diluted share of $0.02 per share for the six months ended June 30, 2022.

Mr. Bong Lau, Chairman and Chief Executive Officer of Intelligent Living, commented, “Facing increment cycle of high interest rate and slowdown of real estate market, our operating and financial performance for the first half of 2023 as compared to the same period last year decreased about 74%. The addition of electroplating production line along with continuous revamped production procedures helped us to operate less relying on outsourced supplier during the first half of 2023. We are striving to optimize our product mix and driving to release our smart locks to spur the sales to recover sales performance.”

“Our mission is to make life safer and smarter by designing and producing affordable, high-quality locksets and smart security systems. With our automated product lines and new craftsmanship in manufacturing locksets, we continue to provide our principal market of the US with a large variety of products with different functions, designs and colors. Although our sector has experienced lower-cost entrants, we believe that the high quality of our products and our exceptional brand recognition over our 40-year history well positions us for future growth,” Mr. Lau concluded.

Six Month Financial Results Ended June 30, 2023

	For the Six Months Ended June 30,
	2023	2022	Change	Change
	USD	USD	USD	%
	(Unaudited)	(Unaudited)
Selected Consolidated Statements of Operations Data:
Revenues	$1,935,641	$7,342,860	$(5,407,219)	-73.6%
Cost of goods sold	(1,748,895)	(6,287,617)	4,538,722	-72.2%
Gross profit	186,746	1,055,243	(868,497)	-82.3%
Selling and marketing expenses	(20,397)	(61,809)	41,412	-67.0%
General and administrative expenses	(3,140,494)	(1,495,647)	(1,644,847)	110.0%
Finance costs	(14,123)	(117,816)	103,693	-88.0%
Loss from operations	(2,988,268)	(620,029)	(2,368,239)	382.0%
Total other income, net	167,747	386,298	(218,551)	-56.6%
Loss before provision for income taxes	(2,820,521)	(233,731)	(2,586,790)	1106.7%
Provision for income taxes	-	-	-
Net loss	$(2,820,521)	$(233,731)	$(2,586,790)	1106.7%

Loss per share – basic and diluted	$(0.16)	$(0.02)	$(0.14)	-768.6%

Revenues

Revenues from the sales of door locksets was $1,935,641 for the six months ended June 30, 2023, a decrease of $5,407,219, or 73.6% from $7,342,860 for the same period last year. The decrease was mainly due to decrease in units sold for the six months ended June 30, 2023 as a result of facing the incremental cycle of higher interest rates and the slowdown of real estate market. Our total number of products sold was approximately 0.4 million units (including approximately 0.1 million units of spare parts) for the six months ended June 30, 2023 comparing to 1.5 million units (including approximately 0.1 million units of spare parts) for the six months ended June 30, 2022.

Cost of Goods Sold

Cost of goods sold was $1,748,895 for the six months ended June 30, 2023 as compared to $6,287,617 for the same period of 2022. Cost of goods sold was 90.4% and 85.6% of revenues for the six months ended June 30, 2023 and 2022, respectively. The increase in cost of goods sold as a percentage of revenue was mainly caused by the addition of new machinery along with revamped production procedures, increase of labor and decrease of sales due to weak demand in our major market.

Cost of goods sold includes the cost of raw materials (mainly copper, iron and zinc alloy), direct labor (including wages and social security contributions), manufacturing overhead (such as packing materials, direct rental expense and utilities) and taxes. As a small business with limited resources, we currently lack the ability to hedge our raw materials position and we monitor raw material price trends closely to manage our production needs.

Gross Profit

Gross profit was $186,746 for the six months ended June 30, 2023, a decrease of $868,497, or 82.3% from $1,055,243 for the same period of 2022. Gross margin was 9.6% for the six months ended June 30, 2023, decrease from 14.4% for the same period of 2022 as a result of addition of new machinery, increase in direct labor cost and weak demand of our major market in the US, during the six months ended June 30, 2023.

We believe that we can enhance our gross margin as we are researching new processing procedures to use durable but lower cost materials.

Selling and Marketing Expenses

Selling and marketing expenses were $20,397 for the six months ended June 30, 2023, a decrease of $41,412, or 67.0% as compared to $61,809 for the same period of 2022. The decrease during the six months ended June 30, 2023 as compared to the same period of 2022 was due mainly to a reduction in freight and transportation fees. The major components of selling and marketing expenses are transportation, custom tariffs /declarations and sales commissions.

General and Administrative Expenses

General and administrative expenses were $3,140,494 for the six months ended June 30, 2023, an increase of $1,644,847 or 110.0% as compared to $1,495,647 for the same period in 2022. This increase was due mainly to additional depreciation from new machinery and stock options granted to officers and employees of the company under the Company’s 2022 Omnibus Equity Plan (the “Equity Plan”).

General and administrative expenses consist primarily of personnel costs for our accounting, administrative and other supporting personnel and executives as well as legal and professional fees, depreciation and amortization of non-production property and equipment.

Finance Costs

Finance costs were $14,123 for the six months ended June 30, 2023, a decrease of $103,693 from $117,816 for the same period in 2022. The decrease was mainly due to reduce in interest from short-term loan during the six months period ended June 30, 2023. During the six months ended 2023 and 2022, interest expense related to bank borrowings was $9,484 and $16,190, respectively. During the six months ended 2023 and 2022, interest expense related to the short-term loan was $nil and $95,975, respectively.

Loss before Provision for Income Taxes and Loss per Share

Net loss was $2,820,521 for the six months ended June 30, 2023, an increase of $2,586,790 from net loss of $233,731 for the same period in 2022.

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We conduct our operations primarily through our subsidiaries in Hong Kong and China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Xingfa Hardware Products Co. Ltd. (“Xingfa”), an indirectly wholly owned subsidiary of the Company in China, is permitted to pay dividends in accordance with PRC accounting standards and regulations. Under PRC law, Xingfa is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Additionally, Xingfa may allocate a portion of its after-tax profits based on PRC accounting standards to its enterprise expansion fund and staff bonus and welfare funds, at its discretion. Xingfa may also allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior State Administration of Foreign Exchange of China (“SAFE”) approval as long as certain routine procedural requirements are fulfilled. However, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches.

Our cost structure is relatively fixed and our working capital requirements are generally influenced by our order backlog. We need substantial operating funds to pay for raw materials; maintain an appropriate level of work-in-process inventory; and keep the production facility open. To support our working capital needs, we maintain a credit facility with the Bank of China (Hong Kong) Limited for approximately $897,000 as of June 30, 2023 and December 31, 2022, which is guaranteed by our directors and their personal properties.

Our working capital was $11,646,274 and $14,201,841 as of June 30, 2023 and December 31, 2022. Our cash and cash equivalents were $7,513,948 and $9,165,651 as of June 30, 2023 and December 31, 2022, respectively. While our business has been negatively impacted by the tariffs and COVID-19 pandemic in all 2022, 2021 and 2020, we believe we are able to obtain sufficient operating funds from our existing shareholders, potential investors or extend Hong Kong government guaranteed low interest bank borrowing to operate our business.

On July 15, 2022, we closed our initial public offering and raised net proceeds from the offering of approximately $16.86 million after deducting underwriting commission and offering expenses. We believe that our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash, cash equivalents and restricted cash we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

The following summarized the key components of our cash flows for the six months ended June 30, 2023 and 2022:

Operating Activities

Net cash used in operating activities was $1,407,885 for the six months ended June 30, 2023 and was mainly attributable to (i) the net loss of $2,820,521, (ii) non-cash item of depreciation of $296,810, (iii) non-cash item of stock options granted to officers and employees under the Equity Plan for a fair value of $992,200, (iv) a decrease in accounts receivable of $1,190,204 , (v) an increase in inventories of $741,396, (vi) an increase in prepayments and deposits of $119,629, (vii) an increase in other receivables of $33,260, (viii) a decrease in accounts payable of $45,886, (ix) a decrease in advance from customers of $6,364, (x) a decrease in other payables and accruals of $120,043.

Investing Activities

Net cash used by investing activities was $788,062 for the six months ended June 30, 2023 compared to $63,917 for the six months ended June 30, 2022. The change was primarily attributable to the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was $545,076 for the six months ended June 30, 2023 and was primarily attributable to proceeds from bank borrowings.

Capital Expenditures

We had capital expenditures of $788,062 and $63,917 for the six months ended June 30, 2023 and 2022, respectively. Our capital expenditures were mainly used for purchases of production equipment. We intend to fund our future capital expenditures with lease financing and other alternative financings. We will continue to make capital expenditures as appropriate to support the growth of our business.

About Intelligent Living Application Group Inc.

Intelligent Living Application Group Inc. is a premium lockset manufacturer and distributor headquartered in Hong Kong. Intelligent Living manufactures and sells high quality mechanical locksets to customers mainly in the United States and Canada and has continued to diversify and refine its product offerings in the past 40 years to meet its customers’ needs. Intelligent Living has obtained the ISO9001 quality assurance certificate and various accredited quality and safety certificates including American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Intelligent Living keeps investing in self-designed automated product lines, new craftsmanship and developing new products including smart locks. For more information, visit the Company’s website at http://www.i-l-a-g.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Intelligent Living Application Group Inc.

Phone: +852 2481 7938

Email: info@i-l-a-g.com

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	June 30, 2023	December 31, 2022
	USD	USD
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,513,948	$9,165,651
Accounts receivable	434,605	1,624,809
Inventories	5,056,320	4,472,487
Prepayments	510,926	487,703
Other receivables	291,320	265,127
Total current assets	1,3807,119	16,015,777

NON-CURRENT ASSETS
Deposits	72,431	1,449
Property and equipment, net	5,389,359	5,134,566
Right-of-use assets, net	719,425	650,282
Total non-current assets	6,181,215	5,786,297

Total assets	$19,988,334	$21,802,074

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings - current	$787,433	$201,222
Accounts payable	333,782	396,628
Advance from customers	—	6,364
Other payables and accruals	522,209	677,972
Operating lease liabilities - current	517,421	531,750
Total current liabilities	2,160,845	1,813,936

NON-CURRENT LIABILITIES
Bank borrowings	376,659	417,795
Operating lease liabilities	202,003	118,532
Total non-current liabilities	578,662	536,327

Total liabilities	2,739,507	2,350,263

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Preferred shares, par value $0.0001 per share; 50,000,000 shares authorized; none issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	$-	$-
Ordinary shares, par value $0.0001 per share; 450,000,000 shares authorized; 18,060,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022	1,806	1,806
Additional paid-in capital	24,129,734	23,137,534
Deficit	(6,462,412)	(3,641,891)
Accumulated other comprehensive gain	(420,301)	(45,638)
Total shareholders’ equity	17,248,827	19,451,811

Total liabilities and shareholders’ equity	$19,988,334	$21,802,074

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2023	2022
	USD	USD
	(Unaudited)	(Unaudited)
REVENUES	$1,935,641	$7,342,860
COST OF GOODS SOLD	(1,748,895)	(6,287,617)
GROSS PROFIT	186,746	1,055,243

SELLING AND MARKETING EXPENSES	(20,397)	(61,809)
GENERAL AND ADMINISTRATIVE EXPENSES	(3,140,494)	(1,495,647)
FINANCE COSTS	(14,123)	(117,816)

LOSS FROM OPERATIONS	(2,988,268)	(620,029)

OTHER INCOME (EXPENSES)
Interest income	122,154	89
Foreign exchange gain (loss)	42,721	111,640
Other income	2,872	274,569
Total other income, net	167,747	386,298

LOSS BEFORE PROVISION FOR INCOME TAXES	(2,820,521)	(233,731)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(2,820,521)	$(233,731)

COMPREHENSIVE LOSS
Net loss	$(2,820,521)	$(233,731)
Foreign currency translation adjustments	(374,663)	(348,516)

COMPREHENSIVE LOSS	$(3,195,184)	$(582,247)

Weighted average number of ordinary shares outstanding
Basic and diluted	18,060,000	13,000,000

LOSS PER SHARE - BASIC AND DILUTED	$(0.16)	$(0.02)

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	Preferred shares		Common Stock		Additional	Retained	Accumulated Other
	Number of Shares	Par Value	Number of Shares*	Par Value	Paid-in Capital	Earnings (Deficit)	Comprehensive Gain (Loss)	Total
		USD		USD	USD	USD	USD	USD
BALANCE, December 31, 2022	-	$-	1,8060,000	$1,806	$23,137,534	$(3,641,891)	$(45,638)	$19,451,811

Net loss	-	-	-	-	-	(2,820,521)	-	(2,820,521)
Stock options granted under Equity Plan	-	-	-	-	992,200	-	-	992,200
Foreign currency translation adjustment	-	-	-	-	-	-	(374,663)	(374,663)

BALANCE, June 30, 2023 - unaudited	-	$-	18,060,000	$1,806	$24,129,734	$(6,462,412)	$(420,302)	$17,248,827

	Preferred shares		Common Stock		Additional	Retained	Accumulated Other
	Number of Shares	Par Value	Number of Shares*	Par Value	Paid-in Capital	Earnings (Deficit)	Comprehensive Gain (Loss)	Total
		USD		USD	USD	USD	USD	USD
BALANCE, December 31, 2021	-	$-	13,000,000	$1,300	$5,089,671	$(1,985,988)	$375,303	$3,480,286

Net loss	-	-	-	-	-	(233,731)	-	(233,731)
Foreign currency translation adjustment	-	-	-	-	-	-	(348,516)	(348,516)

BALANCE, June 30, 2022 - unaudited	-	$-	13,000,000	$1,300	$5,089,671	$(2,219,719)	$26,787	$2,898,039

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2023	2022
	USD	USD
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,820,521)	$(233,731)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization	296,810	123,747
Stock options granted under Equity Plan	992,200	-
Change in operating assets and liabilities
Accounts receivable	1,190,204	(1,340,127)
Inventories	(741,396)	43,142
Prepayments	(48,647)	(42,769)
Deposits	(70,982)	-
Other receivables	(33,260)	13,396
Accounts payable	(45,886)	(332,846)
Advance from customers	(6,364)	(199,991)
Other payables and accruals	(120,043)	98,626
Operating lease liabilities	-	1,090
Net cash (used in) operating activities	(1,407,885)	(1,869,463)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(788,062)	(63,917)
Net cash (used in) investing activities	(788,062)	(63,917)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of principal finance lease	-	(8,391)
Proceeds from short-term loan	-	1,964,072
Proceeds (repayments of) proceeds from net bank borrowings	545,076	(44,197)
Net cash provided by provided by financing activities	545,076	1,911,484

EFFECT OF EXCHANGE RATE ON CASH	(832)	(844)

NET DECREASE IN CASH	(1,651,703)	(22,740)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,165,651	131,129

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,513,948	$108,389

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$9,484	$16,230
Cash paid for income taxes	$-	$-